EXHIBIT 99.1

Condensed Consolidated Interim Financial Statements
(Expressed in U.S. dollars)

BALLARD POWER SYSTEMS INC.

Three and six months ended June 30, 2015 and 2014

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Financial Position
Unaudited (Expressed in thousands of U.S. dollars)

	Note	June 30, 2015	December 31, 2014
Assets
Current assets:
Cash and cash equivalents		$41,228	$23,671
Trade and other receivables		9,996	13,146
Inventories	5	16,430	12,538
Prepaid expenses and other current assets		2,514	1,294
Assets held for sale	6	3,820	-
Total current assets		73,988	50,649
Non-current assets:
Property, plant and equipment		16,467	16,685
Intangible assets	6	4,502	24,151
Goodwill		36,291	36,291
Other long-term assets		154	173
Total assets		$131,402	$127,949
Liabilities and Equity
Current liabilities:
Trade and other payables	7	$12,276	$12,556
Deferred revenue and other recoveries		8,072	1,798
Provisions	8	6,811	9,010
Finance lease liability	9	1,238	1,008
Debt to Dantherm Power A/S non-controlling interests		-	529
Total current liabilities		28,397	24,901
Non-current liabilities:
Finance lease liability	9	7,806	9,226
Deferred gain on finance lease	9	4,052	4,274
Provisions	8	4,099	4,353
Debt to Dantherm Power A/S non-controlling interests		501	-
Employee future benefits		5,921	5,961
Total liabilities		50,776	48,715
Equity:
Share capital	10	915,912	914,786
Contributed surplus	10	289,390	288,533
Accumulated deficit		(1,122,333)	(1,121,671)
Foreign currency reserve		476	280
Total equity attributable to equity holders		83,445	81,928
Dantherm Power A/S non-controlling interests	14	(2,819)	(2,694)
Total equity		80,626	79,234
Total liabilities and equity		$131,402	$127,949

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Ed Kilroy”                                           “Ian Bourne”
Director                                                  Director

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Loss and Other Comprehensive Income
Unaudited (Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

		Three months ended June 30,		Six months ended June 30,
	Note	2015	2014	2015	2014
Revenues:
Product and service revenues		$11,177	$18,471	$20,440	$32,463
Cost of product and service revenues		10,086	13,930	18,332	24,392
Gross margin		1,091	4,541	2,108	8,071

Operating expenses:
Research and product development		3,871	3,556	8,723	6,554
General and administrative		2,578	2,876	5,224	5,636
Sales and marketing		1,992	2,000	3,749	3,895
Other expense (income)	11	295	6	(724)	8
Total operating expenses		8,736	8,438	16,972	16,093

Results from operating activities		(7,645)	(3,897)	(14,864)	(8,022)
Finance income (loss) and other	12	197	(229)	111	175
Finance expense	12	(206)	(234)	(404)	(476)
Net finance expense		(9)	(463)	(293)	(301)
Loss on sale of property, plant and equipment		-	-	1	1
Gain on sale of intellectual property	6	-	-	14,195	-
Impairment (recovery) on investment	17	-	-	-	(150)
Loss before income taxes		(7,654)	(4,360)	(961)	(8,472)
Income tax expense		(8)	(449)	(11)	(526)
Net loss from continuing operations for period		(7,662)	(4,809)	(972)	(8,998)
Net profit from discontinued operations for period	4	-	-	-	320
Net loss for period		(7,662)	(4,809)	(972)	(8,678)

Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences		(207)	13	381	12
Net loss on hedge of forward contracts		-	200	-	230
Other comprehensive income (loss), net of tax for period		(207)	213	381	242
Total comprehensive loss for period		$(7,869)	$(4,596)	$(591)	$(8,436)
Net loss attributable to:
Ballard Power Systems Inc. from continuing operations		$(7,342)	$(4,457)	$(325)	$(8,299)
Ballard Power Systems Inc. from discontinued operations		-	-	-	320
Dantherm Power A/S non-controlling interest		(320)	(352)	(647)	(699)
Net loss for period		$(7,662)	$(4,809)	$(972)	$(8,678)
Total comprehensive loss attributable to:
Ballard Power Systems Inc.		$(7,449)	$(4,251)	$(130)	$(7,743)
Dantherm Power A/S non-controlling interest		(420)	(345)	(461)	(693)
Total comprehensive loss for period		$(7,869)	$(4,596)	$(591)	$(8,436)

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Loss and Other Comprehensive Income
Unaudited (Expressed in thousands of U.S. dollars, except per share amounts and number of shares)\

		Three months ended June 30,		Six months ended June 30,
	Note	2015	2014	2015	2014

Basic and diluted (loss) per share attributable to Ballard Power Systems Inc.
Basic earnings (loss) per share from continuing operations		$(0.06)	$(0.03)	$(0.00)	$(0.07)
Basic earnings (loss) per share from discontinued operations		0.00	0.00	0.00	0.00
Basic earnings (loss) per share		$(0.06)	$(0.03)	$(0.00)	$(0.07)

Weighted average number of common shares outstanding		132,595,358	130,391,679	132,436,558	122,617,207

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Changes in Equity
Unaudited (Expressed in thousands of U.S. dollars except number of shares)

	Ballard Power Systems Inc. Equity						Dantherm Power A/S
	Number of shares	Share capital	Treasury shares	Contributed surplus	Accumulated deficit	Foreign currency reserve	Non- controlling interests	Total equity
Balance, December 31, 2014	132,104,116	$914,786	$-	$288,533	$(1,121,671)	$280	$(2,694)	$79,234
Net loss	-	-	-	-	(325)	-	(647)	(972)
Warrants exercised (note 10)	125,000	168	-	-	-	-	-	168
DSUs redeemed (note 10)	83,619	354	-	(520)	-	-	-	(166)
RSUs redeemed (note 10)	32,636	61	-	(115)	-	-	-	(54)
Options exercised (note 10)	268,225	543	-	(209)	-	-	-	334
Share distribution plan	-	-	-	1,701	-	-	-	1,701
Dantherm Power NCI adjustment for cancellation of Azure shares (note 14)	-	-	-	-	(337)	-	3373	-
Other comprehensive income:
Foreign currency translation for foreign operations	-	-	-	-	-	196	185	381
Balance, June 30, 2015	132,613,596	$915,912	$-	$289,390	$(1,122,333)	$476	$(2,819)	$80,626

	Ballard Power Systems Inc. Equity						Dantherm Power A/S
	Number of shares	Share capital	Treasury shares	Contributed surplus	Accumulated deficit	Foreign currency reserve	Non- controlling interests	Total equity
Balance, December 31, 2013	110,133,901	$866,574	$(118)	$296,368	$(1,091,187)	$9	$(1,392)	$70,254
Net loss	-	-	-	-	(7,978)	-	(699)	(8,677)
Acquisition of intangible assets (note 6)	5,121,507	20,307	-	-	-	-	-	20,307
Warrants exercised (note 10)	7,914,937	12,271	-	-	-	-	-	12,271
Exercise of convertible promissory note (note 10)	4,761,905	4,000	-	(4,000)	-	-	-	-
Sale of treasury shares	-	-	118	-	247	-	-	365
RSUs redeemed	545,709	835	-	(2,730)	-	-	-	(1,895)
Options exercised (note 10)	3,552,783	10,720	-	(3,938)	-	-	-	6,782
Share distribution plan	-	-	-	2,370	-	-	-	2,370
Other comprehensive income:
Foreign currency translation for foreign operations	-	-	-	-	-	6	6	12
Net loss on hedge of forward contracts	-	-	-	-	-	230	-	230
Balance, June 30, 2014	132,030,742	$914,707	$-	$288,070	$(1,098,918)	$245	$(2,085)	$102,019

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Cash Flows
Unaudited (Expressed in thousands of U.S. dollars)

		Six months ended June 30,
	Note	2015	2014
Cash provided by (used for):
Operating activities:
Net loss for the period		$(972)	$(8,678)
Adjustments for:
Compensatory shares		1,944	1,681
Employee future benefits		(39)	4
Depreciation and amortization		2,055	2,645
Loss (gain) on decommissioning liabilities		(255)	52
(Gain) loss on sale of property, plant and equipment		(1)	(1)
Gain on sale of intellectual property	6	(14,195)	-
Reversal of impairment loss on property, plant and equipment	4	-	(320)
Impairment loss on trade receivables		236	-
Impairment loss on investment	17	-	150
Unrealized gain on forward contracts		(54)	-
		(11,281)	(4,467)
Changes in non-cash working capital:
Trade and other receivables		2,846	(3,888)
Inventories		(3,923)	(431)
Prepaid expenses and other current assets		(1,211)	(747)
Trade and other payables		(1,244)	3,527
Deferred revenue		6,279	(2,956)
Warranty provision		(2,131)	(623)
		616	(5,118)
Cash used by operating activities		(10,665)	(9,585)
Investing activities:
Additions to property, plant and equipment		(1,328)	(444)
Net proceeds on sale of property, plant and equipment and other		1	1
Additions to intangible assets	6	(185)	(2,826)
Net proceeds on sale of intangible assets	6	29,475	-
		27,963	(3,269)
Financing activities:
Proceeds on sale of treasury shares	10	-	365
Payment of finance lease liabilities	9	(462)	(502)
Net proceeds on issuance of share capital from stock option exercises	10	334	6,782
Net proceeds on issuance of share capital from warrant exercises	10	168	12,271
		40	18,916

Effect of exchange rate fluctuations on cash and cash equivalents held		219	8

Increase in cash and cash equivalents		17,557	6,070
Cash and cash equivalents, beginning of period		23,671	30,301
Cash and cash equivalents, end of period		$41,228	$36,371

Supplemental disclosure of cash flow information (note 15).
See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2015 and 2014
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

1.	Reporting entity:

The principal business of Ballard Power Systems Inc. (the “Corporation”) is the design, development, manufacture, sale and service of fuel cell products for a variety of applications, focusing on “commercial stage” markets of Telecom Backup Power and Material Handling, and on “development stage” markets of Bus and Distributed Generation, as well as the provision of Engineering Services and the license and sale of the Corporation’s extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.  A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity.  The Corporation’s technology is based on proton exchange membrane (“PEM”) fuel cells.

The Corporation is a company domiciled in Canada and its registered office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8.  The condensed consolidated interim financial statements of the Corporation as at and for the three and six month periods ended June 30, 2015 comprise the Corporation and its subsidiaries.

2.	Basis of preparation:

(a)	Statement of compliance:

These condensed consolidated interim financial statements of the Corporation have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”), on a basis consistent with those followed in the most recent annual consolidated financial statements.  These unaudited interim consolidated financial statements do not include all information and note disclosures required by IFRS for annual financial statements, and therefore should be read in conjunction with the December 31, 2014 audited consolidated financial statements and the notes thereto.

The condensed consolidated interim financial statements were authorized for issue by the Audit Committee of the Board of Directors on July 28, 2015.

(b)	Basis of measurement:

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

●	Financial instruments classified as fair value through profit or loss and available-for-sale are measured at fair value;

●	Derivative financial instruments are measured at fair value; and

●	Employee future benefits liability is recognized as the net total of the present value of the defined benefit obligation, less the fair value of plan assets

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2015 and 2014
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

2.	Basis of preparation (cont’d):

(c)	Functional and presentation currency:

These condensed consolidated interim financial statements are presented in U.S. dollars, which is the Corporation’s functional currency.

(d)	Use of estimates:

The preparation of the condensed consolidated interim financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires the Corporation’s management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas having estimation uncertainty include revenue recognition, asset impairment, warranty provision, inventory provision, employee future benefits, and income taxes.  These estimates and judgments are discussed further in note 3.

(e)	Future operations:

The Corporation is required to assess its ability to continue as a going concern and whether substantial doubt exists as to the Corporation’s ability to continue as a going concern into the foreseeable future.  The Corporation has forecast its cash flows for the foreseeable future and despite the ongoing volatility and uncertainties inherent in the business, the Corporation believes it has adequate liquidity in cash and working capital to finance its operations.  The Corporation’s ability to continue as a going concern and realize its assets and discharge its liabilities and commitments in the normal course of business is dependent upon the Corporation having adequate liquidity and achieving profitable operations that are sustainable. There are various risks and uncertainties affecting the Corporation including, but not limited to, the market acceptance and rate of commercialization of the Corporation’s products, the ability of the Corporation to successfully execute its business plan, and general global economic conditions, certain of which are beyond the Corporation’s control.

The Corporation’s strategy to mitigate these risks and uncertainties is to execute a business plan aimed at continued focus on revenue growth, improving overall gross margins, and managing operating expenses and working capital requirements.  Failure to implement this plan could have a material adverse effect on the Corporation’s financial condition and or results of operations.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2015 and 2014
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

3.	Critical judgments in applying accounting policies and key sources of estimation uncertainty:

Critical judgments in applying accounting policies:

Critical judgments that management has made in the process of applying the Corporation’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements are limited to management’s assessment of the Corporation’s ability to continue as a going concern (note 2(e)).

The Corporation’s significant accounting policies are detailed in note 4 of the Corporation’s consolidated financial statements for the year ended December 31, 2014.

Key sources of estimation uncertainty:

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income and expenses within the next fiscal year.

(a)	Revenue recognition:

Revenues under certain contracts for product, licensing and engineering development services provide for receipt of payment based on achieving defined milestones or on the performance of work under product development programs.  Revenues are recognized under these contracts based on management’s estimate of progress achieved against these milestones or on the proportionate performance method of accounting, as appropriate.  Changes in management’s estimated costs to complete a contract may result in an adjustment to previously recognized revenues.

(b)	Asset impairment:

The carrying amounts of the Corporation’s non-financial assets, other than inventories, are reviewed at each reporting date to determine whether there is any indication of impairment.  If any such indication exists, then the asset’s recoverable amount is estimated.

The Corporation’s most significant estimates and assumptions involve values associated with goodwill and intangible assets.  These estimates and assumptions include those with respect to future cash inflows and outflows, discount rates, asset lives, and the determination of cash generating units.  At least annually, the carrying value of goodwill and intangible assets is reviewed for potential impairment.  Among other things, this review considers the fair value of the cash-generating units based on discounted estimated future cash flows. This review involves significant estimation uncertainty, which could affect the Corporation’s future results if the current estimates of future performance and fair values change.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2015 and 2014
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

3.	Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont’d):

(c)	Warranty provision:

In establishing the warranty provision, management estimates the likelihood that products sold will experience warranty claims and the cost to resolve claims received.  In making such determinations, the Corporation uses estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, the Corporation may incur costs different from those provided for in the warranty provision. Management reviews warranty assumptions and makes adjustments to the provision at each reporting date based on the latest information available, including the expiry of contractual obligations. Adjustments to the warranty provision are recorded in cost of product and service revenues.

(d)	Inventory provision:

In determining the lower of cost and net realizable value of inventory and in establishing the appropriate impairment amount for inventory obsolescence, management estimates the likelihood that inventory carrying values will be affected by changes in market pricing or demand for the products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than the recorded value.  Management performs regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory.  Where it is determined that such changes have occurred and will have an impact on the value of inventory on hand, appropriate adjustments are made.  If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required.

(e)	Impairment loss (recoveries) on trade receivables:

Trade and other receivables are recognized initially at fair value and subsequently at amortized cost using the effective interest method, less any impairment losses.  Fair value is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.  In determining the fair value of trade and other receivables and establishing the appropriate provision for doubtful accounts, management performs regular reviews to estimate the likelihood that trade and other receivables will ultimately be collected in a timely manner.  Where management determines that customer collectability issues have occurred and will have a negative impact on the value of trade and other receivables, appropriate provisions are made.  If there is a subsequent recovery in the value of trade and other receivables, reversals of previous write-downs to fair value are made.  Unforeseen changes in these factors could result in additional impairment provisions, or reversals of previous impairment provisions, being required.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2015 and 2014
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

3.	Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont’d):

(f)	Employee future benefits:

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating the terms of the related pension liability.

Determination of benefit expense requires assumptions such as the discount rate to measure obligations, expected plan investment performance, expected healthcare cost trend rate, and retirement ages of employees.  Actual results will differ from the recorded amounts based on these estimates and assumptions.

(g)	Income taxes:

Deferred tax assets and liabilities are measured using enacted, or substantively enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  The effect on deferred income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantive enactment date.  Management reviews the deferred income tax assets at each reporting period and records adjustments to the extent that it is no longer probable that the related tax benefit will be realized.

4.	Discontinued operations – Disposition of Material Products division:

On January 31, 2013, the Corporation completed an agreement to sell substantially all of the assets of its Material Products division for net cash proceeds of $9,085,000 after deducting for working capital adjustments, broker’s commissions and expenses, and legal and other expenses.  In March 2014, the Corporation received additional proceeds of $320,000 payable through a product credit in 2014 and 2015 for fuel cell gas diffusion layers based on 2013 results of the former Material Products division.  The additional proceeds payable have been recorded as a reversal of previously recorded impairment losses on property, plant and equipment, and were recorded in net profit from discontinued operations in 2014. As of March 31, 2015, the additional proceeds have been fully paid through the product credit.  The Material Products division has been classified and accounted for as a discontinued operation.

5.	Inventories:

During the three and six months ended June 30, 2015, the write-down of inventories to net realizable value amounted to $nil and $232,000 (2014 - $616,000 and $621,000), respectively.  During the three and six months ended June 30, 2015, $203,000 (2014 – $nil) was recovered on inventory previously impaired.  Write-downs and reversals are included in either cost of product and service revenues, or research and product development expense, depending on the nature of inventory.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2015 and 2014
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

6.	Intangible assets:

	Cost	Accumulated amortization	Net carrying amount
At January 1, 2015	$69,528	$(45,377)	$24,151
Acquisition of intangible assets	185	-	185
Amortization expense	-	(734)	(734)
Disposals	(16,162)	882	(15,280)
Reclassification to assets held for sale	(4,040)	220	(3,820)
At June 30, 2015	$49,511	$(45,009)	$4,502

Net carrying amount
Intellectual property acquired from UTC	$2,955
Intellectual property acquired from IdaTech, LLC	1,203
Intellectual property acquired from H2 Logic A/S	344
At June 30, 2015	$4,502

On April 24, 2014, the Corporation acquired the transportation and stationary related fuel cell intellectual property assets (the “UTC Portfolio”) of United Technologies Corporation (“UTC”) for total consideration of $22,306,775.  The acquired assets consist of approximately 800 patents and patent applications, as well as patent licenses, invention disclosures and know-how primarily related to PEM fuel cell technology.  As consideration for the UTC Portfolio, UTC received 5,121,507 of the Corporation’s common shares valued at $20,306,775, $2,000,000 in cash, a grant back license to use the patent portfolio in UTC’s existing businesses, and a portion of royalties, typically 25%, on the Corporation’s future intellectual property sale or licensing income generated from the combined intellectual property portfolio for a period of 15 years to April 2029.  The UTC Portfolio was being amortized over its estimated useful life of 15 years as of April 2014.

On February 11, 2015, the Corporation entered into a transaction (“Volkswagen IP Agreement”) with Volkswagen Group (“Volkswagen”) to transfer to Volkswagen in two separate transactions the automotive-related portion of the UTC Portfolio, in exchange for total payments of $50,000,000:

(i)
On the closing of the initial transaction on February 23, 2015, the Corporation transferred ownership of the automotive-related patents and patent applications of the UTC Portfolio in exchange for $40,000,000.  This receipt triggered a 25%, or $10,000,000, license fee payment to UTC.  Although ownership of the patents and patent applications was transferred to Volkswagen, the Corporation received a royalty-free back-license to all the transferred patents and patent applications for use in all of the Corporation’s non-automotive applications, in bus applications, and in certain limited pre-commercial automotive applications.

(ii)
On or before February 16, 2016, the Corporation will transfer a copy of the automotive-related know-how of the UTC Portfolio in exchange for $10,000,000.  This receipt will trigger a 9%, or $900,000, payment to UTC. On the closing of the transfer of a copy of the know-how, the Corporation will retain full ownership of the know-how, including the right to use the know-how in all of the Corporation’s applications.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2015 and 2014
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

6.	Intangible assets (cont’d):

In connection with the transaction, Volkswagen extended the existing 4-year technology development and engineering services agreement signed by the Corporation and Volkswagen in 2013 for two additional years to February 2019.  Volkswagen also retains an option to extend this agreement for a further two-year term to February 2021.  This technology development and engineering services contract contemplates the design and manufacture of next-generation fuel cell stacks for use in Volkswagen’s fuel cell demonstration car program.

On the closing of the sale of the automotive-related patents and patent applications of the UTC Portfolio during the six months ended June 30, 2015, the Corporation recognized a gain on sale of intellectual property of $14,195,000 on net proceeds of $29,475,000.

Gross proceeds	$40,000
Less: License fee	(10,000)
Disposition costs	(525)
Net proceeds	29,475
Less: Net book value of disposed intellectual property	(15,280)
Gain on sale of intellectual property	$14,195

The $10,000,000 in additional proceeds relating to the transfer of the automotive-related know-how of the UTC Portfolio will be recorded on the closing of the transfer on or before February 16, 2016.  Intellectual property assets of $3,820,000 relating to the cost of the automotive-related know-how of the UTC Portfolio have been reclassified from intangible assets to assets held for sale as of June 30, 2015.

The net carrying amount of the remaining intangible assets of the UTC Portfolio of $3,000,000 as of the date of the Volkswagen IP Agreement consist of certain stationary related fuel cell intellectual property assets and the royalty-free back-license from Volkswagen to utilize the entire UTC Portfolio in the Corporation’s bus and non-automotive applications and in certain limited pre-commercial purposes for automotive applications.  The estimated useful life of the remaining UTC Portfolio has been reassessed from approximately 14 years to 7 years, and will be amortized over 7 years from the date of the Volkswagen IP Agreement.

Amortization expense and impairment losses on intangible assets are allocated to research and product development expense.  For the three and six months ended June 30, 2015, amortization expense of $309,000 and $734,000 (2014 - $557,000 and $864,000), respectively was recorded.  There were no impairment losses on intangible assets recorded during the three and six months ended June 30, 2015 and 2014.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2015 and 2014
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

7.	Trade and other payables:

	June 30, 2015	December 31, 2014
Trade accounts payable	$5,829	$6,031
Compensation payable	2,999	2,948
Other liabilities	3,113	3,260
Taxes payable	335	317
	$12,276	$12,556

8.	Provisions:

	June 30, 2015	December 31, 2014
Restructuring charges	$15	$78
Warranty	6,796	8,932
Current	$6,811	$9,010

Non-current decommissioning liabilities	$4,099	$4,353

9.	Finance lease liability:

The Corporation has a CDN $1,830,770 capital leasing facility (“Leasing Facility”) which can be utilized to finance the acquisition and lease of operating equipment.  Interest is charged on outstanding amounts at the bank’s prime rate per annum and is repayable on demand by the bank in the event of certain conditions.  The Corporation leases certain assets under finance lease agreements, which have imputed interest rates ranging from 3.00% to 7.35% per annum and expire between June 2016 and February 2025.  At June 30, 2015, $777,000 (December 31, 2014 – $1,061,000) was outstanding on the Leasing Facility which is included in the finance lease liability.  The remaining $8,267,000 finance lease liability relates to the lease of the Corporation’s head office building.

Deferred gains were also recorded on closing of the finance lease agreements and are amortized over the finance lease term.  At June 30, 2015, the outstanding deferred gain was $4,052,000 (December 31, 2014 - $4,274,000).

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2015 and 2014
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

10.	Equity:

(a)	Share capital:

On April 24, 2014, the Corporation issued 5,121,507 of its common shares valued at $20,306,775 to UTC as part of the consideration for acquired intellectual property assets (note 6).

At June 30, 2015, 132,613,596 common shares were issued and outstanding.

On July 7, 2015, the Corporation closed an underwritten offering (“Offering”) which was comprised of 9,343,750 shares at a price of $1.60 per share generating gross proceeds of $14,950,000 (note 18).

(b)	Share purchase warrants:

During the three and six months ended June 30, 2015, nil and 125,000 (2014 – 299,400 and 7,914,937 respectively) warrants were exercised for net proceeds of nil and $168,000, respectively.

Warrants Outstanding	Exercise price of $1.50	Exercise price of $2.00	Total Warrants
At December 31, 2014	247,563	1,675,000	1,922,563
Warrants exercised	(125,000)	-	(125,000)
At June 30, 2015	122,563	1,675,000	1,797,563

At June 30, 2015, 1,797,563 share purchase warrants were issued and outstanding.

(c)	Convertible promissory note:

On March 28, 2013, the Corporation completed an agreement with Anglo American Platinum Limited (“Anglo”), under which Anglo invested $4,000,000 in the Corporation through its Platinum Group Metals Development Fund, to support continued development and commercial advancement of the Corporation’s fuel cell products in target market applications. The investment took the form of a 5-year non-interest bearing convertible promissory note (“Note”).  The Note may be repaid in the form of the Corporation’s common shares at Anglo’s option on or before the loan maturity date of April 1, 2018.  The conversion, or repayment price, was set at a fixed price of $0.84 per share which was equal to a 20% discount to the market price of the shares on the closing date of the agreement.

In March 2014, Anglo exercised its option and converted the Note into 4,761,905 common shares.  The conversion right and $4,000,000 proceeds received in 2013 were accounted for as a single equity instrument and originally recorded in contributed surplus, which has been reclassified to share capital upon the issuance of the common shares in March 2014.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2015 and 2014
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

10.	Equity (cont’d):

(d)	Share options:

During the three and six months ended June 30, 2015, 47,168 and 268,225 options were exercised for proceeds of $53,000 and $334,000, respectively.

During the three and six months ended June 30, 2015, options to purchase nil and 1,931,135 (2014 – nil and 1,367,507) common shares were granted with a weighted average fair value of nil and $1.33 (2014 – $nil and $1.73).  The granted options vest annually over three years.

The fair values of the options granted during the period were determined using the Black-Scholes valuation model under the following weighted average assumptions:

	Six months ended June 30,
	2015	2014
Expected life	4 years	4 years
Expected dividends	Nil	Nil
Expected volatility	77%	68%
Risk-free interest rate	1%	1%

As at June 30, 2015 and 2014, options to purchase 5,508,252 and 4,331,094 common shares, respectively, were outstanding.  During the three and six months ended June 30, 2015, compensation expense of $547,000 and $997,000 (2014 - $397,000 and $671,000) was recorded in net income, respectively, based on the grant date fair value of the awards recognized over the vesting period.

(e)	Deferred share units:

As at June 30, 2015 and 2014, 821,565 and 852,370 deferred share units (“DSUs”), respectively, were outstanding.  During the three and six months ended June 30, 2015, 31,809 and 64,002 DSUs were issued, respectively.

During the three and six months ended June 30, 2015, $184,000 and $377,000 of compensation expense was recorded in net income, of which $67,000 and $134,000 related to DSUs granted during the respective periods.  The remaining $117,000 and $243,000 related to compensation expense expected to be earned for DSUs not yet issued.

During the three and six months ended June 30, 2014, $78,000 and $155,000 of compensation was recorded in net income relating to 19,274 and 36,796 DSUs granted during the respective periods.  For the remaining 199,310 DSUs granted during the six months ended June 30, 2014, estimated compensation expense of $737,000 was recorded in net income in 2013.  Upon the issuance of the DSUs in 2014, an $18,000 adjustment increasing net income was recorded.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2015 and 2014
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

10.	Equity (cont’d):

(f)	Restricted share units:

As at June 30, 2015 and 2014, 1,756,383 and 1,953,777 restricted share units (“RSUs”), respectively, were outstanding.  During the three and six months ended June 30, 2015, nil and 841,295 (2014 – nil and 544,894) RSUs were issued and compensation expense of $453,000 and $570,000 (2014 - $445,000 and $873,000) was recorded in net income.  Each RSU is convertible into one common share.  The RSUs vest after a specific number of years from date of issuance and, under certain circumstances, are contingent on achieving specific performance criteria.

In March 2014, the Corporation sold its remaining 65,441 treasury shares as no RSUs remained outstanding under the market purchase RSU plan.  As of June 30, 2015, the Corporation held no treasury shares.

11.	Other expense (income):

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Impairment loss (reversal) on trade receivables	$8	$-	$(1,011)	$-
Acquisition costs	300	-	300	-
Restructuring costs	(13)	6	(13)	8
	$295	$6	$(724)	$8

During the three months ended June 30, 2015, the Corporation recognized an additional impairment on trade receivables of $8,000.  During the six months ended June 30, 2015, the Corporation recognized a net reversal of impairment loss on trade receivables of $1,011,000,  consisting of recoveries of $1,296,000 of previously recorded impairment losses on trade receivables, which offset the new impairment charges of $285,000 recorded during the period.

12.	Finance income and expense:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Investment income	$29	$30	$62	$57
Employee future benefit plan expense	(72)	(45)	(144)	(90)
Employee future benefit plan administration costs	(18)	(14)	(18)	(32)
Foreign exchange gain (loss)	258	(200)	211	240
Finance income (loss) and other	$197	$(229)	$111	$175

Finance expense	$(206)	$(234)	$(404)	$(476)

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2015 and 2014
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

13.	Related party transactions:

Related parties include shareholders with a significant ownership interest in either the Corporation or Dantherm Power, together with their subsidiaries and affiliates.  The revenue and costs recognized from transactions with such parties reflect the prices and terms of sales and purchase transactions with related parties, which are in accordance with normal trade practices.  Transactions between the Corporation and its subsidiaries are eliminated on consolidation.

Balances with related parties:	June 30, 2015	December 31, 2014
Trade payables	$56	$70
Interest payable	$56	$45
Revolving credit facility	$445	$484

	Three months ended June 30,		Six months ended June 30,
Transactions during the period with related parties:	2015	2014	2015	2014
Purchases	$29	$60	$90	$99
Finance expense	$7	$9	$15	$17

14.	Dantherm Power A/S

In June 2015, the Corporation agreed to a mutual release with Azure (“Azure Mutual Release Agreement”) whereby each party mutually released and forever discharged each other from any and all liability arising from the prior year’s  licensing agreements. Pursuant to the Azure Mutual Release Agreement, Azure returned its 10% ownership position in Dantherm Power to Dantherm Power for $nil proceeds, upon which the shares were cancelled by Dantherm Power on June 17, 2015. Following the Azure Mutual Release Agreement, Ballard’s controlling ownership position in Dantherm Power was increased from 52% to 57%.

15.	Supplemental disclosure of cash flow information:

Six months ended June 30,
Non-cash financing and investing activities:	2015	2014
Compensatory shares	$415	$835
Shares issued for acquisition of intangible assets (note 6)	$-	$20,307

16.	Operating segments:

The Corporation operates in a single segment, Fuel Cell Products and Services, which consists of the sale and service of fuel cell products for “commercial stage” markets of Telecom Backup Power and Material Handling, and for “development stage” markets of Bus and Distributed Generation, as well as the delivery of Technology Solutions including engineering services and the license and sale of the Corporation’s extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2015 and 2014
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

17.	Financial instruments:

(a)	Fair value:

The Corporation’s financial instruments consist of cash and cash equivalents, trade and other receivables, investments, trade and other payables, and finance lease liability.  The fair values of cash and cash equivalents, trade and other receivables, and trade and other payables approximate their carrying value because of the short-term nature of these instruments.  The interest rates applied to the finance lease liability are not considered to be materially different from market rates, thus the carrying value of the finance lease liability approximates fair value.

Fair value measurements recognized in the statement of financial position must be categorized in accordance with the following levels:

(i)	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

(ii)	Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

(iii)	Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(b)	Investments:

The Corporation had a 15% ownership share in Chrysalix Energy Limited Partnership (“Chrysalix”) which was accounted for as an available-for-sale financial asset and was recorded at fair value.  In March 2014, the Corporation recorded an impairment loss of $150,000 when it wrote-off the remaining $150,000 value of Chrysalix to its estimated net realizable value of nil.  On June 30, 2014, the operations of Chrysalix were formally terminated and the company was dissolved.

18.	Subsequent events:

Protonex acquisition agreement

On June 29, 2015, the Corporation announced the signing of a definitive agreement to acquire Protonex Technology Corporation (“Protonex”), a leading designer and manufacturer of advanced power management products and portable fuel cell solutions.  In connection with the proposed transaction, Ballard has filed a registration statement on Form F-4 with the Securities and Exchange Commission that includes a proxy statement and a prospectus, which has not yet been declared effective.  The transaction is expected to close in the third quarter of 2015, subject to the effectiveness of the registration statement, Protonex shareholder approval, regulatory approvals and customary closing conditions.  As consideration for the transaction, valued at $30,000,000,

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2015 and 2014
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

Ballard is assuming and paying Protonex’s debt obligations and transaction costs at closing, currently estimated at approximately $4,430,000, and paying the balance of approximately $25,570,000 through the issuance of an estimated 11,200,000 Ballard common shares. The final number of Ballard common shares to be issued is subject to adjustment, on a dollar for dollar basis calculated using a fixed price of $2.28 per Ballard common share, based on the final debt obligations and transaction costs of Protonex as of the date of closing. The final accounting value of the estimated 11,200,000 of Ballard common shares to be issued as consideration to complete the acquisition will be calculated based on the trading price of Ballard’s common shares at the time of the completion of the merger. As such, the total dollar amount of acquisition consideration noted above is preliminary and is subject to material adjustment.

Equity Financing

On July 7, 2015, the Corporation closed an underwritten offering (“Offering”) of 9,343,750 common shares at a price of $1.60 per share for gross proceeds of $14,950,000, which includes the exercise in full by the underwriters of their option to purchase up to an additional 15% of common shares to cover over-allotments. Net cash proceeds to Ballard were approximately $13,600,000, after deducting underwriting discounts, commissions and other estimated Offering expenses.